UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

366505105
(CUSIP Number)

Richard Ting
General Counsel & Managing Director
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Oaktree Value Opportunities Fund Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,174,939

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,174,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,174,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Calculated based on 225,990,207 shares of Issuer common stock (the “Common Stock”) outstanding as of April 19, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 25, 2024.

1	NAMES OF REPORTING PERSONS
OCM Opps GTM Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,913,991

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,913,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,913,991

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Calculated based on 225,990,207 shares of Common Stock outstanding as of April 19, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 25, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,294,336

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,294,336

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,294,336

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on 225,990,207 shares of Common Stock outstanding as of April 19, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 25, 2024.

1	NAMES OF REPORTING PERSONS
Brookfield Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
33,788,480

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
33,788,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,788,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on 225,990,207 shares of Common Stock outstanding as of April 19, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 25, 2024.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
33,788,480

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
33,788,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,788,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1) Calculated based on 225,990,207 shares of Common Stock outstanding as of April 19, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 25, 2024.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
33,788,480

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
33,788,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,788,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1) Calculated based on 225,990,207 shares of Common Stock outstanding as of April 19, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 25, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Phoenix Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,119,397

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,119,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,119,397

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Calculated based on 225,990,207 shares of Common Stock outstanding as of April 19, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 25, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Opportunities Fund Xb Holdings (Delaware) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,874,489

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,874,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,874,489

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Calculated based on 225,990,207 shares of Common Stock outstanding as of April 19, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 25, 2024.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,294,336

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,294,336

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,294,336

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on 225,990,207 shares of Common Stock outstanding as of April 19, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 25, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,082,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,082,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,082,816

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on 225,990,207 shares of Common Stock outstanding as of April 19, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 25, 2024.

Explanatory Note:

This Amendment No. 5 amends the Schedule 13D filed on May 14, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 on April 17, 2023 (the “Amendment No. 1”), Amendment No. 2 on June 9, 2023 (the “Amendment No. 2”), Amendment No. 3 on June 12, 2023 (the “Amendment No. 3”), Amendment No. 4, on October 27, 2023 (the “Amendment No. 4,” and as further amended by this Amendment No. 5, the “Schedule 13D”). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D, remain unchanged, provided that if any Item amended herein is incorporated by reference into any other Item in the Schedule 13D as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a)-(c) & (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership, in its capacity as a direct holder;

(ii)	OCM Opps GTM Holdings, LLC, a Delaware limited liability corporation, in its capacity as a direct holder;

(iii)	Oaktree Phoenix Investment Fund LP, a Cayman Islands limited partnership, in its capacity as a direct holder;

(iv)	Oaktree Opportunities Fund Xb Holdings (Delaware) LP, a Delaware limited partnership (and together with each of the foregoing, the “Direct Holders”), in its capacity as a direct holder;

(v)
Brookfield Oaktree Holdings, LLC (f/k/a Oaktree Capital Group, LLC), a Delaware limited liability company, in its capacity as the indirect manager of OCM Growth and Fund Xb Delaware (the “BOH Entities”);

(vi)
Oaktree Capital Holdings, LLC (f/k/a Atlas OCM Holdings, LLC), a Delaware limited liability corporation, in its capacity as the indirect manager of Oaktree Value Opportunities Fund Holdings, L.P. and Oaktree Phoenix Investment Fund LP (the “OCH Entities”);

(vii)
Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (and together with each of the foregoing, the “Oaktree Reporting Persons”), in its capacity as the indirect owner of each of Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC;

(viii)	Brookfield Corporation, an Ontario corporation (“BN”), in its capacity as the indirect owner of Brookfield Oaktree Holdings, LLC;

(ix)	BAM Partners Trust, a trust formed under the laws of Ontario, in its capacity as the sole owner of Class B Limited Voting Shares of BN; and

(x)
Brookfield Asset Management ULC, a British Columbia corporation (and together with BN and BAM Partners Trust, the “Brookfield Reporting Persons”), in its capacity as an indirect owner of Oaktree Capital Holdings, LLC.

The principal business address of each of the Oaktree Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071. The principal business address of each of the Brookfield Reporting Persons is Brookfield Place, Suite 100, 181 Bay St. P.O. Box 762, Toronto, Ontario A6 M5J 2T3.

(d) – (e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 (a), (b), and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

The information contained on the cover pages of this Statement is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 44,082,816 shares of Common Stock, representing approximately 19.5% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are based upon 225,990,207 shares of Common Stock outstanding as of April 19, 2024, as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on April 25, 2024. This Amendment No. 5 is being filed to reflect changes to the percentages previously reported solely as a result of the change in the outstanding shares of Common Stock reported by the Issuer in its Form 10-Q.

Oaktree Value Opportunities Fund Holdings, L.P. directly holds 9,174,939 shares of Common Stock and has the sole power to vote and dispose of such shares;

OCM Opps GTM Holdings, LLC directly holds 30,913,991 shares of Common Stock and has the sole power to vote and dispose of such shares of Common Stock;

Oaktree Phoenix Investment Fund LP directly holds 1,119,397 shares of Common Stock and has the sole power to vote and dispose of such shares;

Oaktree Opportunities Fund Xb Holdings (Delaware) LP directly holds 2,874,489 shares of Common Stock and has the sole power to vote and dispose of such shares;

Brookfield Oaktree Holdings, LLC, in its capacity as the indirect manager of the BOH Entities, may be deemed to beneficially own the 33,788,480 shares of Common Stock held directly by the BOH Entities;

Oaktree Capital Holdings, LLC, in its capacity as the indirect manager of the OCH Entities, may be deemed to beneficially own the 10,294,336 shares of Common Stock held directly by the OCH Entities;

Oaktree Capital Group Holdings GP, LLC, in its capacity as the indirect owner of each of Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC, may be deemed to beneficially own the aggregate 44,082,816 shares of Common Stock held directly by the BOH Entities and the OCH Entities;

Brookfield Corporation, in its capacity as an indirect owner of Brookfield Oaktree Holdings, LLC, may be deemed to beneficially own the 33,788,480 shares of Common Stock held directly by the BOH Entities;

BAM Partners Trust, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation, may be deemed to beneficially own the 33,788,480 shares of Common Stock held directly by the BOH Entities; and

Brookfield Asset Management ULC, in its capacity as an indirect owner of Oaktree Capital Holdings, LLC, may be deemed to beneficially own the 10,294,336 shares of Common Stock held directly by the OCH Entities.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have shared voting and dispositive power or the shared power to direct the vote and disposition of the shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than each Direct Holder with respect to securities reported as directly held by such Direct Holder.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions related to the Common Stock during the past 60 days.

Item 7.	Material to be Filed as Exhibits

Exhibit I          Joint Filing Agreement, dated as of April 29, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2024

Oaktree Value Opportunities Fund Holdings, L.P.

By: Oaktree Value Opportunities Fund GP, L.P.
Its: General Partner
By: Oaktree Value Opportunities Fund GP Ltd.
Its: General Partner
By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM Opps GTM Holdings, LLC

By: Oaktree Fund GP, LLC
Its: General Partner
By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Oaktree Phoenix Investment Fund L.P.

By: Oaktree Phoenix Investment Fund GP, L.P.
Its: General Partner
By: Oaktree Phoenix Investment Fund GP, Ltd.
Its: General Partner
By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

By: Oaktree Fund GP, LLC
Its: General Partner
By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Oaktree Capital Holdings, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

Brookfield Oaktree Holdings, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

Brookfield Corporation

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BAM Partners Trust

By: BAM Class B Partners Inc.
Its: Trustee

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

Brookfield Asset Management ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: April 29, 2024

Oaktree Value Opportunities Fund Holdings, L.P.

By: Oaktree Value Opportunities Fund GP, L.P.
Its: General Partner
By: Oaktree Value Opportunities Fund GP Ltd.
Its: General Partner
By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM Opps GTM Holdings, LLC

By: Oaktree Fund GP, LLC
Its: General Partner
By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Oaktree Phoenix Investment Fund L.P.

By: Oaktree Phoenix Investment Fund GP, L.P.
Its: General Partner
By: Oaktree Phoenix Investment Fund GP, Ltd.
Its: General Partner
By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

By: Oaktree Fund GP, LLC
Its: General Partner
By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Oaktree Capital Holdings, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

Brookfield Oaktree Holdings, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

Brookfield Corporation

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BAM Partners Trust

By: BAM Class B Partners Inc.
Its: Trustee

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

Brookfield Asset Management ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory